Filed by Interwoven, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: iManage, Inc.

Registration Statement File No.: 333-108262

On October 22, 2003, Interwoven, Inc. issued a press release announcing its third quarter 2003 results. The text of the press release follows.

Contact:

Dave Allen

Interwoven, Inc.

(408) 530-5745

david.allen@interwoven.com

Interwoven Announces Third Quarter 2003 Results

Customer Count Surpasses 1290 with 2% Sequential License Growth

SUNNYVALE, Calif., - October 22, 2003 - Interwoven, Inc. (Nasdaq: IWOV), a world-leading provider of content management for the enterprise, today reported its third quarter results. During the quarter, Interwoven signed 41 new license customers, bringing the Company’s total customer count to 1,292. Revenues for the quarter ended September 30, 2003 were $26.1 million, a decrease of 13% from revenues of $30.0 million for the quarter ended September 30, 2002 and consistent with revenues of $26.2 million for the quarter ended June 30, 2003. License revenues represented 40% of total revenues, and service revenues represented 60% of total revenues, for the quarter ended September 30, 2003. Included in license revenues is $1.1 million from the resale of iManage, Inc. (Nasdaq: IMAN) products, with $687,000 in associated resell costs.

For the quarter ended September 30, 2003, net loss on a GAAP basis was $18.8 million, or $0.18 net loss per share on a basic and diluted basis, compared with a net loss of $86.6 million, or $0.85 net loss per share on a basic and diluted basis, for the quarter ended September 30, 2002. Pro forma net loss was $4.4 million, or $0.04 net loss per share on a basic and diluted basis, for the quarter ended September 30, 2003, which represents a 40% improvement over the pro forma net loss of $7.3 million, or $0.07 net loss per share on a basic and diluted basis, for the quarter ended September 30, 2002.

Pro forma net loss for the quarter ended September 30, 2003 differs from GAAP net loss because it excludes amortization of acquired intangible assets of $657,000, amortization of deferred stock-based compensation of $475,000 and restructuring charges of $13.3 million. For the quarter ended September 30, 2002, pro forma net loss differs from GAAP net loss because it excludes the following expenses: amortization of acquired intangible assets of $732,000, amortization of deferred stock-based compensation of $1.0 million, a one-time charge associated with goodwill impairment related to past acquisitions of $76.4 million and restructuring charges of $1.2 million.

For the nine-month period ended September 30, 2003, revenues were $77.9 million, a 19% decrease from revenues of $95.7 million for the comparable period in 2002. For the nine-month period ended September 30, 2003, net loss on a GAAP basis was $35.1 million, or $0.34 net loss per share on a basic and diluted basis, compared with a net loss of $116.1 million, or $1.13 net loss per share on a basic and diluted basis, for the nine-month period ended September 30, 2002. Pro forma net loss was $15.8 million, or $0.15 net loss per share on a basic and diluted basis, for the nine-month period ended September 30, 2003, compared with pro forma net loss of $22.4 million, or $0.22 net loss per share on a basic and diluted basis, for the nine-month period ended September 30, 2002.

Pro forma net loss for the nine-month period ended September 30, 2003 differs from GAAP net loss because it excludes amortization of acquired intangible assets of $1.5 million, amortization of deferred stock-based compensation of $1.5 million, write-off of in-process research and development of $599,000 and restructuring charges of $15.7 million. For the nine-month period ended September 30, 2002, pro forma net loss differs from GAAP net loss because it excludes the following expenses: amortization of acquired intangible assets of $3.3 million, amortization of deferred stock-based compensation of $4.3 million, a one-time charge associated with goodwill impairment related to past acquisitions of $76.4 million and restructuring charges of $9.6 million.

The Company believes that its pro forma results provide useful information to investors because they reveal the Company’s results excluding non-cash and cash expenses that the Company believes are not indicative of its on-going operations. However, Interwoven urges readers to review and consider carefully the GAAP financial information contained in the Company’s SEC filings and in earnings releases.

“We turned in a solid quarter of improving results. I commend the Interwoven team for our ability to execute as we continue to add world-class companies to our customer list and develop innovative, award-winning products based on our recently-launched Interwoven 6 platform,” said Martin Brauns, chairman and CEO of Interwoven. “We are executing well on our strategy to deliver the industry’s leading integrated content management platform, and we’ve already integrated both MediaBin and iManage products into our core platform.”

Since the merger announcement with iManage, Interwoven has executed nine new iManage resell deals as a result of collaborative resale efforts between Interwoven’s and iManage’s sales forces, including referrals from iManage’s sales force to Interwoven.

Q3 Highlights

A partial list of key new global customers include: Alticor (Quixtar), Cable & Wireless UK Ltd., CalPERS, Gates Corporation, China General Technology, InnovaPost (Canada Post), Maritime and Port Authority of Singapore, Mobitai Communications, Naval Supply Systems Command (NAVSUP), and New Balance Athletic Shoe, Inc.

Interwoven also received significant customer reorders that included: Cathay Life Insurance, Ericsson, Eurocontrol, Hilton, Novartis, Southern Company, Texas Instruments, and Yamaha.

Corporate Highlights

•	On August 6, 2003, iManage and Interwoven announced that they had entered into a definitive agreement to merge in a stock and cash transaction. The combined company will provide the best-integrated platform to manage the complete content lifecycle — from content collaboration and creation, through management, distribution, reuse, archival and disposition. By virtue of its Java technology, comprehensive functionality, enterprise architecture and innovative capabilities such as content intelligence and e-mail management, the new platform is expected to be the industry’s only next-generation enterprise content management platform for the extended enterprise.
•

Interwoven and iManage completed significant steps toward closing the merger. On August 29, 2003, the Federal Trade Commission granted early termination of the antitrust waiting period under the Hart-Scott-Rodino Act for the proposed merger of Interwoven and iManage. The registration statement on Form S-4, which includes the joint proxy statement/prospectus for each company’s special meeting of stockholders, became effective on October 9, 2003 and has been mailed to Interwoven and iManage shareholders. Each company is scheduled to hold a special meeting of stockholders on November 18, 2003, for the purpose of approving the proposed merger, among other things.
•	Interwoven announced that, subject to shareholder approval, it would effect a one-for-four reverse stock split of its common stock.
•	Interwoven launched the Interwoven Protect Program for compliance and corporate governance. Designed in partnership with leading industry and technology experts, Interwoven Protect enables businesses to address increasingly frequent and stringent content compliance requirements - both internal and external to the enterprise.
•	Interwoven announced the opening of its sales office in Mumbai, India.

Products and Solutions

•	Interwoven launched the Interwoven 6 Platform in July, the first content management platform to deliver on the usability requirements for the enterprise with the introduction of TeamSite 6.0 Content Server - a major release of Interwoven’s award-winning content management software. TeamSite 6.0 was made generally available at the end of September, and already in less than three weeks more than 100 customers have taken delivery of the new product.
•	Interwoven launched the content management industry’s first Service-Oriented Architecture based on Web Services standards - Interwoven ContentServices SDK 2.0 - to enable fast and flexible integration with business applications in the enterprise.
•	Interwoven delivered the content management industry’s first self-service solution with iPhrase, enabling organizations to cut support costs significantly by shifting customers and employees to online channels to find information, transact business, and resolve issues.
•	Interwoven announced the availability of Interwoven MediaBin Asset Server 3.0 software, the industry’s first integrated digital brand management solution incorporating a service-oriented architecture, facilitating faster time-to-market and brand consistency for global enterprises.
•	iManage introduced a set of templates, pre-defined workflows and collaborative workspaces for supporting corporate governance that enable companies to rapidly deploy processes and controls to help meet requirements of the Sarbanes-Oxley Act. Interwoven announced support for this solution through its current resell agreement with iManage. This solution is designed to deliver the lowest total cost of compliance, driven by rapid deployment, ease of adoption and the ability to reconfigure the solution quickly without extensive reprogramming as processes and regulations change.

•	This week at the Gartner ITxpo Interwoven announced the availability of the Interwoven-SBI Brand Portal solution. The new solution not only provides customers with the ability to facilitate quick and easy access to their entire store of brand assets — ranging from corporate and product logos, product photographs, PowerPoint presentations – but also streamlines the process of maintaining and updating these assets.

Promotions and Appointments

During the quarter, Doug Jones was promoted to senior vice president of corporate development.

Earnings Conference Call Information

The Company’s regular conference call to report final results for the quarter ended September 30, 2003 is scheduled for today, October 22 at 1:30 pm PDT. The dial-in number is (913) 981-4900; the pass code is #431620.

Replay information and live audio Webcast instructions will be available at Interwoven’s Website at http://www.interwoven.com/investors or by calling (719) 457-0820; the pass code is #431620.

About Interwoven

Interwoven, Inc. is a world-leading provider of content management software for the enterprise. Allied with leading enterprise application providers, the Interwoven 6 platform provides content management for more than 1200 organizations worldwide, including Air France, Cisco Systems, General Electric, General Motors, and Yamaha. For more information visit www.interwoven.com.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking” statements, including statements about historical results that may suggest trends for our business. These statements are based on estimates and information available to us at the time of the release and are not guarantees of future performance. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Actual results could differ materially from our current expectations as a result of many factors, including the possibility that the Interwoven/iManage merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval prior to the closing of the proposed merger; that development of certain products and services may not proceed as planned; that customer acceptance of new product releases may be slower than we anticipate; that customer spending on web initiatives may decline during the current economic downturn, which may be longer than we anticipate; that Interwoven and iManage are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; and that the introduction of new products or services by competitors could delay or reduce sales. These and other risks and uncertainties associated with our business are described in our most recent annual report on Form 10-K and subsequent Forms 10-Q and 8-K, which are on file with the SEC and available through www.sec.gov .

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On October 8, 2003, in connection with the proposed merger transaction involving Interwoven and iManage, Interwoven filed with the SEC a Registration Statement on Form S-4 (File No. 333-108262) containing a definitive joint proxy statement/prospectus regarding the merger. Investors and security holders of Interwoven and iManage are urged to read this definitive joint proxy statement/prospectus and any other relevant materials filed by Interwoven and iManage with the SEC because they contain, or will contain, important information about Interwoven, iManage and the merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Interwoven or iManage with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the Interwoven documents filed with the SEC by contacting Interwoven Investor Relations, Interwoven, Inc., 803 11th Avenue, Sunnyvale, CA 94089, 408-530-7009, investor.relations@interwoven.com. Investors and security holders may obtain free copies of the iManage documents filed with the SEC by contacting iManage Investor Relations, 950 Tower Lane, Suite 500, Foster City, CA 94404, 650-577-6500, investors@imanage.com.

Interwoven and iManage, their respective directors, officers and employees may be deemed to be participants in the solicitation of proxies in favor of the merger from the stockholders of Interwoven and iManage. Information about the directors and officers of Interwoven and iManage and the interests they may have in the merger is available in the definitive joint proxy statement/prospectus which is included in the Registration Statement on Form S-4 filed by Interwoven with the SEC on October 8, 2003. Additional information regarding the directors and executive officers of Interwoven is also included in the proxy statement for Interwoven’s 2003 annual meeting of stockholders filed with the SEC on April 28, 2003. Additional information regarding the directors and executive officers of iManage is also included in the proxy statement for iManage’s 2003 annual meeting of stockholders filed with the SEC on April 25, 2003.

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INTERWOVEN, INC.

OCTOBER 22, 2003

INTERWOVEN, INC.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(in thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
	(unaudited)		(unaudited)
Revenues:
License	$10,383	$12,398	$29,726	$43,271
Services	15,690	17,635	48,128	52,450

Total revenues	26,073	30,033	77,854	95,721
Cost of revenues:
License	1,426	599	2,593	2,616
Services	7,273	9,165	22,813	28,340

Total cost of revenues	8,699	9,764	25,406	30,956

Gross profit	17,374	20,269	52,448	64,765

Operating expenses:
Research and development	5,885	6,720	17,771	20,720
Sales and marketing	12,611	17,566	40,181	56,251
General and administrative	3,667	4,412	12,003	14,004
Amortization of deferred stock-based compensation	475	1,020	1,482	4,285
Amortization of acquired intangible assets	657	732	1,545	3,278
In-process research & development	—	—	599	—
Restructuring charges	13,324	1,179	15,701	9,643
Impairment of goodwill	—	76,431	—	76,431

Total operating expenses	36,619	108,060	89,282	184,612
Loss from operations	(19,245)	(87,791)	(36,834)	(119,847)
Interest and other income, net	579	1,284	2,513	4,673

Net loss before provision for income taxes	(18,666)	(86,507)	(34,321)	(115,174)
Provision for income taxes	174	116	813	904

Net loss	$(18,840)	$(86,623)	$(35,134)	$(116,078)

Basic and diluted net loss per share	$(0.18)	$(0.85)	$(0.34)	$(1.13)

Shares used in computing basic and diluted net loss per share	105,591	101,859	103,464	102,633

INTERWOVEN, INC.

OCTOBER 22, 2003

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
	(unaudited)		(unaudited)
Pro forma information (1)
Historical net loss	$(18,840)	$(86,623)	$(35,134)	$(116,078)
Add back certain non-cash and non-recurring charges:
Amortization of deferred stock-based compensation	475	1,020	1,482	4,285
Amortization of acquired intangible assets	657	732	1,545	3,278
In-process research & development	—	—	599	—
Restructuring charges	13,324	1,179	15,701	9,643
Impairment of goodwill	—	76,431	—	76,431

Total add back	14,456	79,362	19,327	93,637

Pro forma net loss excluding certain non-cash and non-recurring charges	$(4,384)	$(7,261)	$(15,807)	$(22,441)

Pro forma basic and diluted net loss per share	$(0.04)	$(0.07)	$(0.15)	$(0.22)

Shares used in computing pro forma basic and diluted net loss per share	105,591	101,859	103,464	102,633

(1)	The accompanying pro forma financial information is presented for informational purposes only and should not be considered a substitute for the historical financial information presented in accordance with accounting principles generally accepted in the United States.

INTERWOVEN, INC.

OCTOBER 22, 2003

INTERWOVEN, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	September 30, 2003	December 31, 2002
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$43,072	$58,855
Short-term investments	106,396	122,814
Accounts receivable, net of allowances of $1,723 and $1,926, respectively	17,042	22,151
Prepaid expenses and other current assets	8,102	7,277

Total current assets	174,612	211,097
Property and equipment, net	7,353	11,694
Intangible assets, net	87,199	73,872
Restricted cash	378	378
Other assets	1,616	1,616

	$271,158	$298,657

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$5,177	$3,438
Accrued liabilities	11,392	13,319
Restructuring and excess facilities costs	12,952	10,564
Deferred revenue	30,992	36,331

Total current liabilities	60,513	63,652
Other accrued liabilities, net of current portion	1,235	2,070
Restructuring and excess facilities costs, net of current portion	31,465	29,210

Total liabilities	93,213	94,932
Stockholders' equity	177,945	203,725

	$271,158	$298,657